MML CAPITAL PARTNERS LLC
Stamford Harbor Park
333 Ludlow Street
Stamford, CT 06902 USA
tel: 203 323 9118
fax: 203 323 9119

May 19, 2009
The Board of Directors
Argyle Security, Inc.
12903 Delivery Drive
San Antonio, Texas 78247
Members of the Board of Directors:
MML Capital Partners LLC, on behalf of itself and its affiliates (“MML”) is pleased to submit this offer to acquire the outstanding shares of common stock (the “Common Stock”) of Argyle Security, Inc. (“Argyle” or the “Company”) subject to the terms and conditions set forth in this letter (the “Offer Letter”).
Founded in 1988, MML is a leading Pan-European and Transatlantic investment management firm. MML has offices in London, Paris, Frankfurt and Stamford, CT and has invested over $1.7 billion in over 80 companies across 11 countries. MML is now investing its fourth fund over which we have discretionary management.
This proposal reflects our belief that all constituents, especially the common shareholders, are best served by Argyle being taken private through the proposed transaction.
     Offer Summary. Our offer allows for the Company’s shareholders to receive a cash purchase price of $1.00 per share. This purchase price implies an enterprise value of $54.6 million based upon Argyle’s debt and preferred outstanding (including accrued dividends) as of its most recent public quarterly filing. This enterprise valuation equates to 31.5x trailing consolidated earnings before interest, taxes depreciation and amortization (“EBITDA”) (excluding goodwill impairment charges) through March 31, 2009. Our offer represents a premium of approximately 120% and 40% to the 30 day average closing price of the Company’s common stock as quoted on the OTC Bulletin Board and the closing price as of May 19, 2009, respectively.
     Transaction Rationale. Argyle experienced significant internal challenges resulting in cost overruns and margins that were well below expectations in 2008. The Company achieved a gross margin of 15.1% which was materially below the prior year’s result of 22.7%. This margin erosion, combined with high operating costs, contributed to the Company reporting a 2008 net loss of ($31.2) million, or to ($5.38) per share.
LONDON      PARIS     FRANKFURT     STAMFORD

May 19, 2009
     According to the Company’s recently released Form 10-Q for the quarter ended March 31, 2009, total revenue and EBITDA (excluding non cash expenses) for the Company were down approximately 16% and 21%, respectively, from the March 31, 2008 quarter. Furthermore, the backlog as of March 31, 2009 was down approximately 23% and 19% from March 31, 2008 and December 31, 2008, respectively. These results highlight the challenges the Company is facing.
     In addition, the equity holders have experienced limited liquidity for their common shares due to thin trading volume. We believe this limited liquidity will continue to preclude any significant institutional equity interest in the Company and, together with the operating performance, has and will prevent the Company from using its equity as an effective currency for raising new capital.
     Significant management resources are currently being expended on dealing with public compliance and regulatory issues thereby diverting these limited and valuable resources from the actual operation of the Company’s business. By remaining a public company, the Company is also at a potential competitive disadvantage when bidding for new business due in part to its SEC financial disclosure requirements.
     Finally, the Company has not been able to support the significant public company costs, including audit, legal, regulatory, compliance, consulting and other public company costs from Argyle’s operating businesses. Consequently, the Company has and will continue to diminish its limited holding company cash position, which is also needed to support its bonding facility required under many of its customer contracts.
     We are prepared to pay a substantial premium for the Company, because we believe Argyle has the ability to realize its long term potential as a private company. However, given its current structure and the reasons discussed above, we believe our offer is fair and provides shareholders with certainty and liquidity.
     Structure. The structure of our proposed transaction is provided as follows:
•	Acquisition Co. (“Acquisition Co.”) and a wholly owned subsidiary (“Merger Sub”) would be formed, and Merger Sub would be merged with and into Argyle, with Argyle surviving the merger and becoming a wholly owned subsidiary of Acquisition Co.;

•	Assuming full management participation in the equity rollover as described below, MML will fund Acquisition Co. with approximately $16.8 million in newly issued convertible preferred stock (the “New Preferred”) and $2.4 million in common stock. Any reduction in management’s participation in the equity rollover will result in a corresponding decrease in MML’s $2.4 million common stock investment and a corresponding increase in MML’s $16.8 million preferred stock investment. The New Preferred will carry a liquidation preference, be entitled to a 8% cumulative dividend, have pari passu voting rights with common, and will have the right to convert at any time, at the option of the holder, into common stock at a price of $1.00 per share (subject to any subsequent anti-dilution adjustments);

•	Subject to the Conditions Precedent discussed below, management will be able to roll up to approximately 2.4 million common shares into Acquisition Co. This equity roll will be structured to ensure the most tax efficient treatment for the exchange of management’s ownership interests. Following the transaction, should management roll its full ownership into the new common shares, its fully diluted interest will be approximately 18.4% of Acquisition Co. (including a newly created 8% management incentive option pool, a portion of which will be reserved at closing for future issuances);

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May 19, 2009
•	The transaction is structured to ensure the Company’s existing indebtedness will remain outstanding at the operating company level. No additional debt will be raised to fund the transaction;

•	The existing series A and B preferred stock will be redeemed at closing.
     Conditions Precedent. Our offer is subject to certain conditions precedent to the closing of a transaction including:
•	The completion of limited confirmatory due diligence in MML’s sole satisfaction, which we would expect to complete within 45 days;

•	Voting and support agreements executed by management, holding at least 2 million shares subject to any fiduciary out exercised by the Company in termination of the merger agreement;

•	A co-investment by management of at least $2 million into the common stock of Acquisition Co subject to satisfactory documentation, including a shareholder agreement with MML and Acquisition Co. The shareholder agreement will include, among other things, customary restrictions on transfer, and tag along and drag along rights;

•	Waiver of certain existing severance and change of control payments for management of the Company and its subsidiaries. The determination of employment issues and contracts will be evaluated by MML during the due diligence period;

•	Each outstanding warrant will, by its terms (or, if necessary, by amendment), become exercisable into the right to receive the cash merger consideration per share, although the exercise price per share provided in such warrants exceeds the merger consideration per share;

•	Cancellation of all out of the money options pursuant to the terms of the Company’s existing option plan or respective option agreement;

•	Mutually satisfactory stock option plan representing 8% of the fully diluted shares outstanding, a portion of which will be granted at closing to management with the remainder held in reserve for future grants. The options would vest over a four year period, and those that are granted at closing will have an exercise price equal to the fair market value per share as of the date of grant (specifically, the $1.00 cash price per share being paid to the Company shareholders in the transaction);

•	Signing of mutually satisfactory definitive agreements within 45 days from the acceptance of this Offer Letter;

•	No default, event of default or acceleration event on any of the Company’s indebtedness will have occurred between the date of this Offer Letter and the closing (regardless of whether the date of reporting such event has occurred);

•	The Company to be managed and operated in the ordinary course of business through the closing with no material adverse change in the financial condition, debt levels or prospects of the Company, including the absence of the acquisition of any operating business or the issuance of any capital stock of the Company, including in connection with the repayment or prepayment of any indebtedness of the Company or its subsidiaries (other than in connection with the exercise of any currently outstanding warrants or compensatory stock options); and

•	Necessary governmental approvals, consents and clearances.

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May 19, 2009
     Exclusivity. Upon acceptance of this Offer Letter by the Company, MML will be granted an exclusivity period expiring on the earlier of the execution of a definitive agreement or 45 days after the Company executes this Offer Letter (the “Exclusivity Period”) in which to complete its confirmatory due diligence and execute definitive documentation with the Company. During the Exclusivity Period, the Company will not, and it will cause its subsidiaries and the respective representatives and agents of the Company and its subsidiaries not to contact, negotiate or discuss with, or solicit any offer from, and third party for the sale of the Company or any of its subsidiaries, its capital stock or any material portion of its assets (by merger, sale of capital stock or assets or otherwise). In addition, the Company will, and will cause its subsidiaries and the respective representatives and agents of the Company and its subsidiaries to cease any pending negotiations or discussions for the sale of the Company or any of its subsidiaries, its capital stock or any material portion of its assets.
     Once definitive documents are signed, such documents will provide the Company up to 45 days thereafter (the “Go Shop Period”) to solicit third party acquisition proposals that are more favorable, from a financial point of view, than the proposal contained in this Offer Letter (a “superior proposal”). If during this Go Shop Period, the Company’s board of directors concludes, in good faith and consistent with its fiduciary duties, that such third party acquisition proposal constitutes a superior proposal, the Company may terminate the definitive acquisition agreement with Acquisition Co. and Merger Sub, subject to the contemporaneous payment of a break up fee to Acquisition Co. equal to 1.5% of implied enterprise value plus reimbursement of all out-of-pocket transaction-related expenses. Acquisition Co. will also be provided a “match right” to revise its offer so as to render the third party acquisition proposal no longer a superior proposal.
     In addition, following the Go Shop Period and until the receipt of the required Company shareholder vote for the transaction with Acquisition Co. (the “Extended Unsolicited Offer Period”), the Company, its subsidiaries and their respective representatives and agents may no longer solicit offers, but may furnish information or enter into negotiations or discussions with respect to any unsolicited third party acquisition proposal that the Company’s board of directors determines in good faith is reasonably expected to lead to a superior proposal and which action is required by its fiduciary duties to its stockholders. If during the Extended Unsolicited Period, the Company’s board of directors determines that such third party acquisition proposal constitutes a superior proposal, the Company may terminate the definitive acquisition agreement with Acquisition Co. and Merger Sub, subject to the contemporaneous payment of a break up fee to Acquisition Co. equal to 3.5% of implied enterprise value plus reimbursement of all out-of-pocket transaction-related expenses. Acquisition Co. will also be provided a “match right” to revise its offer so as to render the third party acquisition proposal no longer a superior proposal.
     Inspection; Confidentiality. MML and its officers, employees and agents will have the right upon reasonable prior notice and during normal business hours to inspect Argyle’s books and records of accounts, and to consult with its officers, provided that any such inspection or consultation shall be conducted in a manner that does not unreasonably disrupt the operations of the Company’s business, and provided, further, that (a) no contact with Argyle’s employees, agents, suppliers, customers or contract counterparties shall be made without the prior written consent of the Company, and MML and Argyle shall coordinate such contacts in a manner such that all such contacts shall be made jointly with a representative of the Company, if the Company so desires and (b) no access or information shall be required to be provided if such access or disclosure would violate a confidentiality obligation to which the Company is subject or would waive the Company’s attorney-client privilege as to any material matter. Except as required by applicable law, MML will, and it will cause all of its representatives to keep all information disclosed to them pursuant to this paragraph in confidence and not disclose such information until such information becomes public through no fault of MML or its representatives.

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May 19, 2009
     Brokers. Neither MML, Argyle nor any of their respective representatives, has employed any broker, agent, or finder, or incurred any liability for any brokerage fees, agents’ fees, commissions, or finders’ fees in connection with this Offer Letter, provided that, Argyle (or any special committee of its board of directors) will be permitted to engage a single financial advisor in connection with its consideration of the transactions contemplated by this Offer Letter.
     Governing Law. This Offer Letter and the definitive agreement as well as all other agreements contemplated hereby and thereby shall, to the fullest extent permitted under applicable law, be governed by and interpreted under and in accordance with the laws of the State of Texas and the United States applicable in Texas (other than with respect to matters governed by the Delaware General Corporation Law (“DGCL”), to which the DGCL shall apply).
     Counterparts. This Offer Letter may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. Delivery of a copy of this Offer Letter bearing an original signature by facsimile transmission or by electronic mail in “portable document format” form shall have the same effect as physical delivery of the paper document bearing the original signature.
     Termination; Binding Provisions. Except for the provisions under the heading “Exclusivity,” “Inspection; Confidentiality,” “Brokers,” “Governing Law,” “Counterparts” and “Termination; Binding Provisions” which are binding, the terms of this letter are non-binding and no agreement, arrangement or undertaking between the parties shall be created until such time as definitive transaction documents have been executed and delivered by the parties and all other appropriate persons, and the definitive transaction documents have been approved by the Company’s board of directors. This offer shall expire at 5:00pm EDT on May 29, 2009.
As mentioned above, we believe our offer is fair and in the best interest of Argyle and its various stakeholders, including its public equity holders.
[Signature Page Follows]

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May 19, 2009
If the foregoing correctly sets forth our declaration of the parties’ intent to proceed in a transaction and the preparation of definitive documents on a basis consistent with this Offer Letter, please so indicate by signing this Offer Letter in the space provided below and returning a copy to the undersigned.

Very truly yours,

MML Capital Partners LLC

By: Name:	/s/ Robert M. Davies Robert M. Davies
Title:	Managing Director

Agreed to and accepted by:

Argyle Security, Inc.

By:
Name:
Title:
Date:

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